Filed Pursuant to Rule 253(g)(2)

File No. 024-11983

CUB CRAFTERS, INC.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated November 4, 2022 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available here:

https://www.sec.gov/Archives/edgar/data/1944503/000147793222008153/cub_253g2.htm.

Additional information about the Company is available in its 2022 Annual Report filed on Form 1-K available here:

https://www.sec.gov/Archives/edgar/data/1944503/000147793223003024/cub_1k.htm, and is hereby incorporated by reference herein.

SUPPLEMENT TO OFFERING CIRCULAR DATED NOVEMBER 4, 2022

THIS SUPPLEMENT IS DATED MAY 24, 2023

We have determined that the price for each share of our Series A Preferred Stock will be $5.45 and the minimum investment amount is 73 shares ($397.85). The information in the Offering Circular, including the cover, “Dilution,” “Plan of Distribution and Selling Securityholders,” and “Use of Proceeds to Issuer,” is qualified by reference to the new price.